ABERDEEN STANDARD INVESTMENTS ETFs SPONSOR LLC

712 Fifth Avenue, 49th Floor

New York NY 10019

November 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington,  DC 20549

Attn:  Dave Gessert

Re:	Aberdeen Standard Precious Metals Basket ETF Trust
Registration Statement on Form S-3/A, Pre-Effective Amendment No. 1 (File No. 333-234723)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aberdeen Standard Precious Metals Basket ETF Trust (the “Trust”) respectfully requests that the effective date of the Registration Statement on Form S-3/A, Pre-Effective Amendment No. 1 (File No. 333-234723) (the “Registration Statement”) of the Trust be accelerated so that the Registration Statement shall become effective at 4:00 p.m. Eastern time on November 27, 2019, or as soon thereafter as practicable.

Very truly yours,

Aberdeen Standard Investments ETFs Sponsor LLC

By:	/s/ Andrea Melia
Andrea Melia Treasurer and Chief Financial Officer